Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board is pleased to announce that with effect from 19 November 2019, Mr. Xu Keqiang, an existing Executive Director and President of the Company, has been appointed as the Chief Executive Officer of the Company.

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Xu Keqiang (“Mr. Xu”), an existing Executive Director and President of the Company, has been appointed as the Chief Executive Officer of the Company with effect from 19 November 2019.

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration & Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. From April 2017 to June 2018, Mr. Xu served as the Chairman of Nexen Energy ULC, a subsidiary of the Company. In between May 2017 and June 2018, he served as the Chairman of a subsidiary of the Company-CNOOC International Limited. In May 2017, Mr. Xu was appointed as a Director of CNOOC China Limited, a subsidiary of the Company. Mr. Xu was appointed as the General Manager of CNOOC China Limited with effect from 21 May 2018. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017. Mr. Xu has been appointed as the Chief Executive Officer of the Company with effect from 19 November 2019.

The Company and Mr. Xu have entered into a service agreement on 1 June 2019. Pursuant to the service agreement between the Company and Mr. Xu, the Company does not pay him any director’s fee. The Company will not pay Mr. Xu any additional emolument in respect of his role as the Chief Executive Officer of the Company for 2019. The Remuneration Committee of the Company will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Xu’s appointment would continue for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party.

As at the date of this announcement and save as disclosed above, Mr. Xu has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Xu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Xu its sincere congratulations on his appointment as the Chief Executive Officer of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 19 November 2019

As at the date of this announcement, the Board comprises the following:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Lawrence J. Lau
Non-executive Director	Tse Hau Yin, Aloysius
Wang Dongjin (Chairman)	Qiu Zhi Zhong

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